

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2024

Brett Goss
Chief Executive Officer
LIBERTY STAR URANIUM & METALS CORP.
2 East Congress Street, Suite 900
Tucson, Arizona 85701

Re: LIBERTY STAR URANIUM & METALS CORP.
Form 10-K for the Fiscal Year Ended January 31, 2023
Filed May 16, 2023
File No. 000-50071

Dear Brett Goss:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2023

Item, 2. Properties, page 10

1. Please revise to include summary disclosure as required by Item 1303 of Regulation S-K and identify material and non-material properties. For example, your current disclosure includes several properties, projects, and targets such as the Tombstone Super Project, the Hay Mountain target, the Red Rock Canyon target, the Tombstone Property, the Walnut Creek Project, the Hay Mountain Project, and the Red Rock Project. Please consistently report these properties and clearly identify material and non-material properties.

    The summary disclosure should encompass all of your properties, including both material and non-material properties, and should appear in advance of and incremental to the individual property disclosures. The summary disclosure should include a map of all properties to comply with Item 1303(b)(1) of Regulation S-K, and the information required by Item 1303(b)(2) of Regulation S-K.

2. For each material property please revise to include the individual property disclosure required by Item 1304 of Regulation S-K. Please note that each material property should

be included under a separate heading. Additionally an extensive description of regional geology should not be provided, rather brief and relevant disclosure should be provided as required by Item 1304(c)(2) of Regulation S-K.

3.   Please revise your exploration result disclosures to comply with Item 1304(g) of Regulation S-K. Please note that exploration results must be prepared by a qualified person as required by Item 1302(a)(1) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 33

4.   Please revise to include the form name and the date of the filing with respect to exhibit 96.1.

5.   In numerous instances the technical report summary refers the reader to another technical report for information, rather than including the information in the technical report summary. For example, we note on page 18 the qualified person directs the reader to another technical report, rather than including the information in the current technical report summary. The qualified person may choose to review other work, however should summarize and include the information in his or her own words in the current technical report summary, rather than continually referring to the other technical report. References should be included in a separate section as required by Item 601(b)(96)(iii)(B)(24) of Regulation S-K. Please consult with your qualified person to obtain a revised technical report that complies with this guidance.

6.   Please consult with your qualified person to obtain a revised technical report summary that addresess the following:

- include references for all historical work,
- include an overview map to comply with Item 601(b)(96)(iii)(B)(3)(i),
- include a plan view map showing the results of current sampling to comply with Item 601(b)(96)(iii)(B)(7)(v),
- remove the historical drilling that has been included beginning on page 24, that has not been conducted by or on behalf of the registrant, as required by Item 601(b)(96)(iii)(B)(7), and
- include all disclosure required by Items 601(b)(96)(iii)(B)(8) and 601(b)(96)(iii)(B)(9); references to best practice guidelines from another jurisdiction should be summarized.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation